UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2020 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Annual and Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders of the Company to be held on Tuesday, July 28, 2020 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on July 7, 2020, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Forward-Looking Statements

This report, including the attached exhibits, contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses successfully financing the assets and executing efficient development of them, that certain members of our board and management have the expertise and network in financing and capital markets to ensure adequate funding of our assets, the Company’s belief that Therapix’s expertise and resources will help in realizing the economic value of Coeruleus and Evero, the Company hopes to be able to execute similar types of transactions as the Evero-Coerelues joint venture as it works to leverage its current asset base and progress in developing a broader portfolio of treatments, the Company’s future plans, including the Company's 2020 corporate vision and mission of the company, the Company's plan to expand business through its subsidiaries, and the Company's capital plan for 2020 and 2021. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.

99.1	Notice of Annual and Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on July 28, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: June 23, 2020	By	/s/ Gilad Bar-Lev
	Name:	Gilad Bar-Lev
	Title:	Chief Executive Officer

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